FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June 2003

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

This report consists of consolidated Financial Statements issued by Compañía de Minas Buenaventura S.A.A. and subsidiaries on July 31, 2003, announcing the Company's Second Quarter and cumulative 2003 results

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Interim unaudited consolidated financial information as of June 30, 2003 and for the three-month and six-month periods then ended

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Interim unaudited consolidated financial information as of

June 30, 2003 and for the three-month and six-month

periods then ended together with the report of
Independent Auditors

Content

Report of Independent Auditors

Consolidated Financial Statements

Consolidated Balance Sheets

Consolidated Statements of Income

Consolidated Statements of Changes in Shareholders' Equity

Consolidated Statements of Cash Flows

Notes to the Consolidated Financial Statements

To the Shareholders of Compañía de Minas Buenaventura S.A.A.

1. We have made a limited review of the accompanying consolidated balance sheet of Compañía de Minas Buenaventura S.A.A. (a Peruvian company) and subsidiaries (together, "the Company") as of June 30, 2003 and the related consolidated statements of income and cash flows for the three-month and six-month periods then ended, and the statement of changes in shareholders' equity for the six-month period then ended, stated in Peruvian Nuevos Soles. The preparation of these financial statements is a responsibility of the Company's management.

2. The financial statements of Minera Yanacocha S.R.L. (an affiliated entity in which the Company has a 43.65 percent interest) as of June 30, 2003 and for the six-month period then ended, have been reviewed by other independent auditors, who have issued a limited review report dated July 21, 2003. The investment and share in the net income in this entity, based on its financial statements, amount to S/1,104.5 million at June 30, 2003 and S/175.9 million for the six-month period then ended, respectively.

3. We conducted our limited review in accordance with auditing standards generally accepted in Peru. A limited review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries to persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the interim consolidated financial statements taken as a whole. Accordingly, we do not express such an opinion.

4. Based on our review and the report of the auditors of Minera Yanacocha S.R.L., which we have obtained and read, we are not aware of any material modifications that should be made to the accompanying interim consolidated financial statements for them to be in conformity with the accounting principles generally accepted in Peru.

5. We have previously audited, in accordance with auditing standards generally accepted in Peru, the accompanying consolidated balance sheet of Compañía Minera Buenaventura S.A.A. and subsidiaries as of December 31, 2002, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the year then ended (not presented herein). Our report dated March 4, 2003 expressed an unqualified opinion on those consolidated financial statements.

6. Effective January 1, 2003, the Company has adopted IAS 39 "Financial Instruments - Recognition and Measurement" which effects are described in notes 5 and 12 to the interim consolidated financial statements.

Countersigned by:

Víctor Burga

C.P.C. Register No.14859

Lima, Peru

July 25, 2003

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Balance Sheets

As of December 31, 2002 (audited) and June 30, 2003 (unaudited)
	Note	2002	2003	2003
		S/(000)	S/(000)	US$(000)
				(Note 2)
Assets
Current assets
Cash and cash equivalents	3	90,047	170,208	49,022
Trade and other accounts receivable, net		85,152	86,904	25,030
Accounts receivable from affiliates	11	30,460	31,151	8,972
Inventories, net	4	73,919	77,548	22,335
Current portion of prepaid taxes and expenses		30,658	42,659	12,287
		_________	_________	_________
Total current assets		310,236	408,470	117,646

Long-term account receivable		8,910	6,730	1,938
Prepaid taxes and expenses		13,146	10,137	2,920
Investments in shares	5	1,175,863	1,261,324	363,284
Property, plant and equipment, net		366,926	365,643	105,312
Development costs and mineral lands, net		108,067	112,482	32,397
Stripping costs		39,153	45,263	13,037
Mining concessions, net	6	172,640	164,579	47,402
		_________	_________	_________
Total assets		2,194,941	2,374,628	683,936
		_________	_________	_________
Liabilities and shareholders' equity, net

Current liabilities
Bank loans	7	43,537	34,924	10,059
Trade accounts payable		36,106	28,897	8,323
Accounts payable to affiliates	11	22	22	6
Other current liabilities		63,077	73,378	21,134
Current portion of long-term debt	8	17,080	20,461	5,893
		_________	_________	_________
Total current liabilities		159,822	157,682	45,415
Derivative instruments	12(a)	-	367,691	105,902
Deferred income tax and workers' profit sharing		17,350	18,232	5,251
Long-term debt	8	112,586	99,616	28,691
		_________	_________	_________
Total liabilities		289,758	643,221	185,259
		_________	_________	_________
Minority interest		44,676	59,633	17,175
		_________	_________	_________
Shareholders' equity, net	9
Capital stock		606,773	606,773	174,762
Investment shares		1,642	1,642	473
Additional paid-in capital		541,729	541,729	156,028
Legal reserve		76,542	104,258	30,028
Retained earnings		642,100	416,224	119,880
Cumulative translation adjustment		6,917	(9,574)	(2,757)
Unrealized gain on investments in shares carried at fair value		-	25,918	7,465
Treasury shares		(15,196)	(15,196)	(4,377)
		_________	_________	_________
Total shareholders' equity		1,860,507	1,671,774	481,502
		_________	_________	_________
Total liabilities and shareholders' equity, net		2,194,941	2,374,628	683,936
		_________	_________	_________

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Income (unaudited)
	For the three-month period ended June 30,			For the six-month period ended June 30,
	_________________________________			_________________________________
	2002	2003	2003	2002	2003	2003
	S/(000)	S/(000)	US$(000)	S/(000)	S/(000)	US$(000)
			(Note 2)			(Note 2)
Operating revenues
Net sales	127,674	167,402	48,215	252,886	320,130	92,203
Royalty income, Note 11(a)	16,034	24,664	7,104	31,257	48,701	14,027
	___________	___________	___________	___________	___________	___________
Total revenues	143,708	192,066	55,319	284,143	368,831	106,230
	___________	___________	___________	___________	___________	___________
Costs of operation
Operating costs	59,547	76,174	21,940	129,024	143,262	41,262
Depreciation	9,879	10,834	3,120	18,785	19,087	5,497
Exploration and development costs in operational mining sites	17,529	21,192	6,104	29,553	35,916	10,344
	___________	___________	___________	___________	___________	___________
Total costs of operation	86,955	108,200	31,164	177,362	198,265	57,103
	___________	___________	___________	___________	___________	___________
Gross margin	56,753	83,866	24,155	106,781	170,566	49,127
	___________	___________	___________	___________	___________	___________
Operating expenses
General and administrative	18,200	21,591	6,219	33,139	38,238	11,013
Exploration costs in non-operational mining areas	7,302	14,328	4,127	10,969	22,938	6,607
Sales	5,884	6,217	1,791	11,370	11,091	3,194
Royalties	3,140	5,694	1,640	6,111	10,239	2,949
	___________	___________	___________	___________	___________	___________
Total operating expenses	34,526	47,830	13,777	61,589	82,506	23,763
	___________	___________	___________	___________	___________	___________
Operating income	22,227	36,036	10,378	45,192	88,060	25,364
	___________	___________	___________	___________	___________	___________
Other income (expenses)
Share in affiliated companies, Note 5(d)	41,157	107,372	30,925	71,355	171,853	49,497
Gain (loss) from change in the fair value of derivative instruments, Note 12(a)	-	(31,015)	(8,933)	-	60,003	17,282
Realized gain on derivative instruments, Note 12(b)	9,732	3,488	1,005	25,230	2,216	638
Interest income	1,958	1,554	448	4,231	2,732	787
Loss from exposure to inflation	(3,314)	(3,251)	(936)	(3,140)	(2,401)	(692)
Interest expense	(3,646)	(1,912)	(551)	(7,726)	(4,207)	(1,212)
Amortization of mining concessions, Note 6	(4,278)	(3,947)	(1,137)	(8,382)	(7,896)	(2,274)
Loss from sale of subsidiary's shares	-	-	-	(6,622)	-	-
Other, net	(889)	(399)	(115)	(4,713)	2,246	647
	___________	___________	___________	___________	___________	___________
Total other income, net	40,270	71,890	20,706	70,233	224,546	64,673
	___________	___________	___________	___________	___________	___________
Income before income tax and minority interest	62,947	107,926	31,084	115,425	312,606	90,037
Income tax	(5,419)	(7,842)	(2,258)	(11,153)	(14,241)	(4,101)
	___________	___________	___________	___________	___________	___________
Income before minority interest	57,528	100,084	28,826	104,272	298,365	85,936
Minority interest	(3,018)	(10,650)	(3,067)	(4,928)	(23,892)	(6,881)
	___________	___________	___________	___________	___________	___________
Net income	54,510	89,434	25,759	99,344	274,473	79,055
	___________	___________	___________	___________	___________	___________
Basic and diluted earnings per share, stated in Peruvian Nuevos Soles and U.S. dollars, Note 13	0.43	0.70	0.20	0.78	2.16	0.62
	___________	___________	___________	___________	___________	___________
Weighted average number of shares outstanding, Note 13	127,236,219	127,236,219	127,236,219	127,236,219	127,236,219	127,236,219
	___________	___________	___________	___________	___________	___________

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Changes in Shareholders' Equity (unaudited)

For the six-month period ended June 30, 2002 and 2003

								Unrealized
								gain on
	Capital stock						Cumulative	investments
	Number of	Common	Investment	Additional	Legal	Retained	translation	carried at fair	Treasury
	shares	shares	shares	paid-in capital	reserve	earnings	adjustment	value	shares	Total
		S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balance as of January 1, 2002	137,444,962	185,727	501	522,177	37,131	784,017	5,926	-	(19,142)	1,516,337
Declared and paid dividends, net of dividends paid to a subsidiary, Note 9(e)	-	-	-	-	-	(27,437)	-	-	-	(27,437)
Capitalization of retained earnings, Notes 9(a) and (b)	-	421,046	1,141	-	-	(422,187)	-	-	-	-
Transfer to legal reserve	-	-	-	-	10,211	(10,211)	-	-	-	-
Gain from sale of ADR, Note 9(c)	-	-	-	19,552	-	-	-	-	3,946	23,498
Cumulative gain for translation of investment in Minera Yanacocha S.R.L., Note 5(c)	-	-	-	-	-	-	15,363	-	-	15,363
Net income	-	-	-	-	-	99,344	-	-	-	99,344
	___________	__________	__________	__________	__________	__________	__________	__________	__________	__________

Balance as of June 30, 2002	137,444,962	606,773	1,642	541,729	47,342	423,526	21,289	-	(15,196)	1,627,105
	___________	__________	__________	__________	__________	_________	__________	__________	__________	__________

Balance as of January 1, 2003	137,444,962	606,773	1,642	541,729	76,542	642,100	6,917	-	(15,196)	1,860,507
Declared and paid dividends, net of dividends paid to a subsidiary, Note 9(e)	-	-	-	-	-	(38,296)	-	-	-	(38,296)
Investments kept at fair value, Note 5(a)	-	-	-	-	-	(5,590)	-	25,918	-	20,328
Loss on derivative instruments, Note 12(a)	-	-	-	-	-	(428,747)	-	-	-	(428,747)
Transfer to legal reserve	-	-	-	-	27,716	(27,716)	-	-	-	-
Cumulative loss for translation of investment in Minera Yanacocha S.R.L., Note 5(c)	-	-	-	-	-	-	(16,491)	-	-	(16,491)
Net income	-	-	-	-	-	274,473	-	-	-	274,473
	___________	__________	__________	__________	__________	__________	__________	__________	__________	__________

Balance as of June 30, 2003	137,444,962	606,773	1,642	541,729	104,258	416,224	(9,574)	25,918	(15,196)	1,671,774
	___________	__________	__________	__________	__________	__________	__________	__________	__________	__________

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Cash Flows (unaudited)
	For the three-month period ended June 30,			For the six-month period ended June 30,
	_________________________________			_________________________________
	2002	2003	2003	2002	2003	2003
	S/(000)	S/(000)	US$(000)	S/(000)	S/(000)	US$(000)
			(Note 2)			(Note 2)

Operating activities
Collection from customers	141,870	144,486	41,615	258,189	319,741	92,091
Collection of dividends	-	90,506	26,067	-	90,506	26,067
Collection of royalties	15,150	23,463	6,758	30,930	47,388	13,649
Collection of interest	1,961	1,462	421	4,220	3,886	1,119
Payments to suppliers and third parties	(70,584)	(63,305)	(18,233)	(129,556)	(140,237)	(40,391)
Payments to employees	(34,201)	(28,258)	(8,139)	(61,328)	(60,141)	(17,322)
Payments of exploration expenditures	(22,281)	(31,223)	(8,993)	(32,077)	(50,232)	(14,468)
Payments of income tax	(5,112)	(8,777)	(2,528)	(10,244)	(19,541)	(5,628)
Payments of royalties	(2,407)	(9,034)	(2,602)	(5,852)	(15,358)	(4,423)
Payments of interest	(2,464)	(2,840)	(818)	(5,968)	(6,639)	(1,912)
	________	________	________	________	________	________

Net cash provided by operating activities	21,932	116,480	33,548	48,314	169,373	48,782
	________	________	________	________	________	________
Investing activities
Proceeds from derivative instruments settled, net	9,732	3,488	1,005	25,230	2,216	638
Proceeds from sale of plant and equipment	-	612	176	2,051	1,001	288
Purchase of plant and equipment	(9,844)	(10,473)	(3,016)	(28,348)	(21,218)	(6,110)
Development expenditures	(6,352)	(7,222)	(2,080)	(6,352)	(13,223)	(3,808)
Purchase of investments in shares	(9,678)	-	-	(13,517)	(1,490)	(429)
	________	________	________	________	________	________

Net cash used in investing activities	(16,142)	(13,595)	(3,915)	(20,936)	(32,714)	(9,421)
	________	________	________	________	________	________

Financing activities
Payment of dividends	(27,437)	(38,296)	(11,030)	(27,437)	(38,296)	(11,030)
Decrease of long-term debt	(6,226)	(2,976)	(857)	(4,027)	(9,589)	(2,762)
Increase (decrease) of bank loans	6,162	(49)	(14)	(20,506)	(8,613)	(2,481)
Proceeds from ADR sale	-	-	-	23,648	-	-
Purchase of treasury shares	(150)	-	-	(150)	-	-
	________	________	________	________	________	________
Net cash used in financing activities	(27,651)	(41,321)	(11,901)	(28,472)	(56,498)	(16,273)
	________	________	________	________	________	________
Net increase (decrease) in cash during the period	(21,861)	61,564	17,732	(1,094)	80,161	23,088

Cash at beginning of period	106,514	108,644	31,290	85,747	90,047	25,934
	________	________	________	________	________	________
Cash at period-end	84,653	170,208	49,022	84,653	170,208	49,022
	________	________	________	________	________	________

	For the three-month period ended June 30,			For the six-month period ended June 30,
	_________________________________			_________________________________
	2002	2003	2003	2002	2003	2003
	S/(000)	S/(000)	US$(000)	S/(000)	S/(000)	US$(000)
			(Note 2)			(Note 2)
Reconciliation of net income to net cash provided by operating activities
Net income	54,510	89,434	25,759	99,344	274,473	79,055
Add (deduct)
Loss (gain) from change in the fair value of derivative instruments	-	31,015	8,933	-	(60,003)	(17,282)
Share in affiliated companies, net	(41,157)	(16,866)	(4,858)	(71,355)	(81,347)	(23,429)
Gain on sale of plant and equipment	-	(1,015)	(293)	(1,786)	(905)	(261)
Depreciation	9,926	11,175	3,219	18,953	19,908	5,734
Loss from exposure to inflation	3,314	3,251	936	3,140	2,401	692
Amortization of development costs in operational mining sites	4,064	4,610	1,328	8,315	8,455	2,435
Amortization of mining concessions	4,278	3,947	1,137	8,382	7,896	2,274
Net cost of retired plant and equipment	1,445	1,074	310	7,525	2,349	675
Minority interest	3,018	10,650	3,067	4,928	23,892	6,881
Deferred income tax	1,076	1,395	402	3,219	882	254
Loss in sale of investments in shares	-	-	-	6,622	-	-
Net changes in assets and liabilities accounts
Decrease (increase) of operating assets -
Trade and other accounts receivable	3,117	(10,942)	(3,152)	(36,005)	(2,766)	(797)
Inventories	(4,316)	1,444	415	1,888	(2,126)	(612)
Prepaid taxes and expenses	(5,460)	(7,288)	(2,099)	2,214	(8,992)	(2,590)
Stripping costs	(4,560)	(4,730)	(1,362)	(10,084)	(6,110)	(1,760)
Increase (decrease) of operating liabilities -
Accounts payable	(7,323)	(674)	(194)	3,014	(8,634)	(2,487)
	________	________	________	________	________	________

Net cash provided by operating activities	21,932	116,480	33,548	48,314	169,373	48,782
	________	________	________	________	________	________

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Notes to the consolidated financial statements (unaudited)

As of June 30, 2003 and 2002

1. Interim unaudited consolidated financial statements
    The accompanying interim consolidated financial statements have been prepared from the accounting books and records of Compañía de Minas Buenaventura S.A.A. ("Buenaventura") and subsidiaries (together, "the Company"), which are maintained in nominal Peruvian currency and adjusted to reflect changes in the National Wholesale Price Level Index (IPM). According to such index, prices increased 0.2 and 0.4 percent during the six-month period ended June 30, 2002 and 2003, respectively.

    Figures presented in the consolidated financial statements as of December 31, 2002 and for the three-month and six-month periods ended June 30, 2002 have been inflation adjusted to reflect the change in the National Wholesale Price Index (IPM) at June 30, 2003.

    (b) The criteria and accounting principles used by Management in the following interim consolidated financial statements preparation, which should be read together with the 2002 audited report, are similar to those used in the preparation of the Company's annual consolidated financial statements, except for matters related to the adoption of IAS 39, Recognition and Measurement of Financial Instruments, effective January 1, 2003 (see notes 5 and 12). Additionally, in preparing the interim consolidated financial information, Management made certain estimates and assumptions; accordingly actual results may differ from those presented in this report.

    (c) Certain figures of the consolidated financial statements as of December 31, 2002 and for the three-month and six-month periods ended June 30, 2002 have been reclassified to make them comparable with the current period figures.

  (d) The interim consolidated financial statements include the financial statements of the following subsidiaries:

	Ownership percentages as of
	____________________________________________________________________
	December 31, 2002		June 30, 2003
	________________________________		________________________________
Subsidiaries	Direct	Indirect	Direct	Indirect	Economic activity
	%	%	%	%

Buenaventura Ingenieros S.A.	100.00	-	100.00	-	Advisory and engineering services related to the mining industry.

Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. - Cedimin	-	100.00	44.83	55.17	Holds investments in S.M.R.L. Chaupiloma Dos de Cajamarca, Minas Conga S.R.L. and other affiliated companies engaged in mining activities.

Compañía Minera Condesa S.A.	99.99	-	99.99	-	Holds investments in Buenaventura, Yanacocha and other affiliated companies engaged in mining activities.

Compañía Minera Colquirrumi S.A.	73.63	-	73.63	-	Extraction, concentration and commercialization of polymetallic ores, mainly zinc and lead. Currently is also engaged in electric power sales.

Consorcio Energético de Huancavelica S.A.	100.00	-	100.00	-	Transmission of electric power to mining companies.

Contacto Corredores de Seguros S.A.	-	100.00	-	100.00	Placement of insurance contracts and provision of administrative and technical services in insurance matters.

Inversiones Colquijirca S.A.	59.02	-	59.90	-	Extraction, concentration and commercialization of polymetallic ores, mainly zinc and lead, through its subsidiary Sociedad Minera El Brocal S.A.A.

Inversiones Mineras del Sur S.A.	78.04	-	78.04	-	Extraction, concentration and commercialization of gold in bars and concentrates.

Metalúrgica Los Volcanes S.A.	100.00	-	100.00	-	Treatment of minerals and concentrates.

Minera Paula 49 S.A.C.	-	51.00	-	51.00	Extraction, concentration and commercialization of concentrates, primarily gold.

Minas Conga S.R.L.	-	60.00	-	60.00	Holds certain mining concessions.

Minera Shila S.A.C.	50.00	50.00	-	-

  Extraction, concentration and commercialization of concentrates, primarily gold. This Company was absorbed by Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. - Cedimin effective January 2, 2003.

S.M.R.L. Chaupiloma Dos de Cajamarca	20.00	40.00	20.00	40.00	Owner of the mining concessions explored and exploited by Yanacocha.

  During the first quarter of 2003, the Company purchased 1,572,000 shares of its subsidiary Inversiones Colquijirca S.A. for S/1 per share. As a result of this transaction the Company's ownership in Inversiones Colquijirca S.A. increased from 59.02% as of December 31, 2002 to 59.90% as of March 31, 2003.

  2. Convenience Translation of Peruvian Nuevos Soles
  amounts into U.S. dollar amounts

  The interim consolidated financial statements are stated in Peruvian Nuevos Soles. U.S. dollars amounts are included solely for the convenience of the reader, and were obtained by dividing Peruvian Nuevos Soles amounts by the exchange rate for selling U.S. dollars at June 30, 2003 (S/3.472 to US$1), as published by the Superintendencia de Banca y Seguros (Superintendent of Bank and Insurance, or "SBS"). The convenience translation should not be construed as representation that the amounts of the consolidated financial statements in Peruvian Nuevos Soles have been, or could be converted into U.S. dollars at the foregoing or any other rate of exchange.

  3. Cash and cash equivalents

  (a) This item is made up as follows:

	As of December 31,	As of June 30,
	2002	2003
	S/(000)	S/(000)

Cash	1,136	2,765
Current demand deposit accounts	5,849	17,547
Saving accounts	6,741	11
Time deposits
In local currency	73,320	69,404
In foreign currency	3,001	80,481
	_________	_________

	90,047	170,208
	_________	_________

  As of June 30, 2003, the Company maintained the following time deposits:

- S/69,400,000 at an annual interest rate of 5.7 percent with maturity on July 8, 2003. With the purpose of hedging the foreign currency exchange risk associated to such time deposit, Buenaventura executed a foreign currency forward contract for US$20,186,391 that expires on July 8, 2003 and has a specific exchange rate of S/3.6714 for each U.S. dollar, see Note 12(e).

- US$22,000,000 with annual interest rates ranging from 1.05% to 1.72% and maturities of 30 days.

Currently, the Company has renewed the time deposits with similar conditions.

4. Inventories, net

This item is made up as follows:

	As of December 31, 2002	As of June 30, 2003
	S/(000)	S/(000)

Mineral concentrates	31,461	33,308
Spare parts and supplies	48,358	50,140
	_________	_________
	79,819	83,448

Less - Slow moving and obsolescence spare parts and supplies reserve	5,900	5,900
	_________	_________

	73,919	77,548
	_________	_________

In Management's opinion, the slow moving and obsolete spare parts and supplies reserve, is sufficient to cover this risks of at December 31, 2002 and June 30, 2003.

5. Investments in shares

This item is made up as follows:

	Equity ownership percentage		Amount
	______________________		_______________________
	As of December 31, 2002	As of June 30, 2003	As of December 31, 2002	As of June 30, 2003
	%	%	S/(000)	S/(000)
Investments carried at fair value (a)
Sociedad Minera Cerro Verde S.A.	9.17	9.17	19,255	39,583
Other			3,745	4,021
			_________	_________
			23,000	43,604
			_________	_________
Equity method investments
Minera Yanacocha S.R.L. (c):	43.65	43.65
Equity share			1,035,616	1,104,529
Mining concession, net			116,465	112,420
			_________	_________
			1,152,081	1,216,949

Sociedad Minera Coshuro de Responsabilidad Limitada	45.90	45.90	782	771
			_________	_________
			1,152,863	1,217,720
			_________	_________

			1,175,863	1,261,324
			________	________

(a) Until December 31, 2002, the Company carried at cost the investments in shares in entities in which its ownership is less than 20 percent, less any impairment recognized as a result of declines in value deemed to be permanent. Effective January 1, 2003, the Company has adopted IAS 39, "Financial Instruments - Recognition and Measurement", which requires that these investments be measured at fair value, and changes in this value be recognized separately in the statement of changes in shareholders' equity.

The Company has recorded a charge of S/5,590,000 to retained earnings related to the adoption of the initial effect of this change, and presents in the caption "unrealized gain on investments in shares carried at fair value" in the consolidated statement of shareholders' equity the change in its fair value of S/25,918,000 occurred during the six-month period ended June 30, 2003.

The Company has determined the fair value as of June 30, 2003 based on the quoted market price of Sociedad Minera Cerro Verde S.A.'s shares as of that date. The Company has not considered the fair value of the other investments due to the effect is not material to the interim consolidated financial statements.

(b) The amount to be recorded as equity participation in Minera Yanacocha S.R.L (hereafter, "Yanacocha") was determined from audited financial statements as of December 31, 2002 and unaudited financial statements as of June 30, 2003.

(c) The calculation of the equity investment in Yanacocha is as follows:

	For the three-month period ended June 30,		For the six-month period ended June 30,
	__________________		__________________
	2002	2003	2002	2003
	S/(000)	S/(000)	S/(000)	S/(000)

Yanacocha shareholders' equity at beginning of period	1,882,222	2,497,943	1,796,464	2,398,628
Participation percentage	43.65%	43.65%	43.65%	43.65%
	_________	_________	_________	_________
Company's participation in Yanacocha equity at beginning of period	821,590	1,090,352	784,156	1,047,001
Elimination of intercompany gains	(12,161)	(11,069)	(12,359)	(11,385)
	_________	_________	_________	_________
Balance at beginning of period	809,429	1,079,283	771,797	1,035,616
Participation in Yanacocha income	43,473	109,110	75,969	175,462
Dividends received, Note 11(a)	-	(90,506)	-	(90,506)
Realization of intercompany gains	200	132	398	448
Cumulative translation effect	10,425	6,510	15,363	(16,491)
	_________	_________	_________	_________

Balance at period-end	863,527	1,104,529	863,527	1,104,529
	_________	_________	_________	_________

Movements within the payment over the book value of Yanacocha's shares were as follows (mining concession):

	For the three-month period ended June 30,		For the six-month period ended June 30,
	______________________		______________________
	2002	2003	2002	2003
	S/(000)	S/(000)	S/(000)	S/(000)

Balance at beginning of period	119,210	114,444	121,673	116,465
Amortization	(2,471)	(2,024)	(4,934)	(4,045)
	_________	_________	_________	_________

Balance at period-end	116,739	112,420	116,739	112,420
	_________	_________	_________	_________

(d) The amount recognized in the consolidated statements of income as "share in affiliated companies" is made up as follows:

	For the three-month period ended June 30,		For the six-month period ended June 30,
	______________________		______________________
	2002	2003	2002	2003
	S/(000)	S/(000)	S/(000)	S/(000)

Minera Yanacocha S.R.L.	41,202	107,218	71,433	171,865
Other	(45)	154	(78)	(12)
	_________	_________	_________	_________

	41,157	107,372	71,355	171,853
	_________	_________	_________	_________

The share in Yanacocha's income has increased in the six-month period ended June 30, 2003, as compared to the same period of 2002, due mainly to the following reasons:
    Increase of Yanacocha's total revenues from US$289.5 million during the six-month period ended June 30, 2002 to US$461.9 million during the six-month period ended June 30, 2003 due to (i) the increase of the realized gold price from US$301 per ounce during the six-month period ended June 30, 2002 to US$349 per ounce during the six-month period ended June 30, 2003, and (ii) increase of the volume of ounces of gold sold from 961,045 during the six-month period ended June 30, 2002 to 1,321,843 during the six-month period ended June 30, 2003
    Decrease of cash cost per ounce from US$147 during the six-month period ended June 30, 2002 to US$130 during the six-month period ended June 30, 2003.

Increased revenues have been partially offset by an increase in asset retirement and restoration obligations of US$36 million (Buenaventura equity participation of US$16 million).

(e) Presented below is selected information about Yanacocha, the Company's most significant investment:

Economic activity

Yanacocha is engaged in the exploration for and exploitation of gold in the open pit mines of Carachugo, San José, Maqui Maqui, Cerro Yanacocha and La Quinua; all mines are located in the department of Cajamarca, Peru. Chaupiloma is the legal owner of the mineral rights on the mining concessions exploited by Yanacocha, see additional information in Note 11(a).

Summary financial information based on the Yanacocha financial statements

Yanacocha carries its accounting records in U.S. dollars, according to tax stabilization agreements signed with the Peruvian government. Presented below is certain summary financial information extracted from the Yanacocha financial statements and adjusted to conform to accounting practices and principles of the Company:

Summary data from the Yanacocha balance sheet as of December 31, 2002 (audited) and June 30, 2003 (unaudited):

	2002	2003
	US$(000)	US$(000)

Total assets	1,055,280	1,203,360
Total liabilities	374,822	466,699
Shareholders' equity	680,458	736,661

Summary data from the Yanacocha statements of income for the three-month and six-month periods ended June 30, 2002 and 2003 (unaudited):

	For the three-month period ended June 30,		For the six-month period ended June 30,
	______________________		______________________
	2002	2003	2002	2003
	US$(000)	US$(000)	US$(000)	US$(000)

Total revenues	149,239	231,887	289,542	461,928
Operating income	45,451	102,694	72,161	205,215
Net income	33,755	72,598	54,600	116,203

Legal proceedings

In June 2000, a contractor of Yanacocha spilled approximately 11 liters of mercury near the town of Choropampa, which is located 53 miles away from Yanacocha. As a consequence of this damage, on September 10, 2001, Yanacocha and other defendants were named in a lawsuit by over 900 Peruvian citizens in the Denver District Court of the state of Colorado in the United States (hereafter "the Court"). The plaintiffs seek compensations for the damage caused by the spill incident. This action was dismissed by the Court on May 22, 2002 and this ruling was reaffirmed by the Court on July 30, 2002. Plaintiffs' attorneys have appealed this dismissal.

In July 2002, 140 additional plaintiffs and the same plaintiffs who filed the initial lawsuit, filed another lawsuit against Yanacocha and various wholly owned subsidiaries of Newmont Mining Corporation in the same Court, seeking similar compensations as the September 2001 lawsuit. This lawsuit has been stayed pending the outcome of the appeal in the September 2001 matter. Yanacocha cannot predict the final outcome of any of the above-described lawsuits but considers that any adverse decision will not have a material effect on its financial statements.

6. Mining concessions, net

Corresponds to the amount paid over the fair value of net assets as a result of the additional purchase of ownerships in subsidiaries. Movements within the mining concession cost and accumulated amortization accounts were as follows:

	Balance as of December 31, 2002	Additions	Retirements	Balance as of June 30, 2003
	S/(000)	S/(000)	S/(000)	S/(000)

Cost
Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. - Cedimin	165,034	-	-	165,034
Inversiones Colquijirca S.A.	39,872	-	-	39,872
Consorcio Energético de Huancavelica S.A.	8,553	-	-	8,553
Sociedad Minera El Brocal S.A.A.	5,374	-	(165)	5,209
	_________	_________	_________	_________
	218,833	-	(165)	218,668
	_________	_________	_________	_________

Accumulated amortization
Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. - Cedimin	30,204	5,107	-	35,311
Inversiones Colquijirca S.A.	14,119	2,058	-	16,177
Consorcio Energético de Huancavelica S.A.	949	422	-	1,371
Sociedad Minera El Brocal S.A.A.	921	309	-	1,230
	_________	_________	_________	_________
	46,193	7,896	-	54,089
	_________	_________	_________	_________

Net cost	172,640			164,579
	_________			_________

7. Bank loans

Bank loans, contracted in U.S. dollars, are as follows:

	Annual interest rate	As of December 31, 2002	As of June 30, 2003
		S/(000)	S/(000)

Sociedad Minera El Brocal S.A.A.
Banco de Crédito del Perú	Ranging from 3.64% to 4.45%	10,587	2,778
Banco Wiese Sudameris	Ranging from 4.38% to 5.27%	4,888	3,472
Banco Internacional del Perú - Interbank	5.06%	7,058	2,604
Banco Interamericano de Finanzas - BIF	4.15%	3,105	3,298

Inversiones Mineras del Sur S.A.
Banco Wiese Sudameris	3.38%	7,671	-
Banco Wiese Sudameris	3.88%	6,355	-
Banco de Crédito del Perú	Ranging from 2.65% to 3.07%	3,530	19,791

Other subsidiaries		343	2,981
		_______	_______

		43,537	34,924
		________	________

Bank loans were obtained to finance working capital needs and have short-term maturities. Loans obtained by Sociedad Minera El Brocal S.A.A. are guaranteed by the related shipments of lead and zinc concentrates inventories. The other bank loans do not have specific guarantees.

8. Long-term debt

(a) Long-term debt is composed of the following loans, principally denominated in U.S. dollars:

	Guarantee	Annual interest rate	Maturity date	As of December 31, 2002	As of June 30, 2003
				S/(000)	S/(000)

Inversiones Mineras del Sur S.A.
Banco de Crédito del Perú (i)	Guaranteed by Buenaventura.	4.50%	January 2008	70,608	69,440

Consorcio Energético de Huancavelica S.A.
BBVA Banco Continental	Guaranteed by Buenaventura.	Libor plus 1.20% (2.866% as of June 30, 2003)	April 2005	32,891	25,404

Sociedad Minera El Brocal S.A.A.
Banco de Crédito del Perú	Pledge of US$5,822,000 on plant and equipment; additionally the Company will transfer cash flow from zinc and silver concentrates sales to two clients through the Company's bank account, including accrued interests between September 2001 and December 2002.	Libor plus 3.75% (4.866% as of June 30, 2003)	September 2006	19,409	19,096

Teck Cominco Metals Ltd. (ii)	No specific guarantees.	Libor plus 6.00% (7.116% as of June 30, 2003)	December 2006	5,965	5,760
Other				793	377
				_________	_________
				129,666	120,077

Less - Current portion				17,080	20,461
				_________	_________

Long-term portion				112,586	99,616
				_________	_________

    This note contains a quarterly roll over provision, has a final maturity date in 2008 and is fully guaranteed by Buenaventura. In January 2003, this loan was rolled over and an annual interest rate of 4.50% was established.
    This loan is subordinated to the obligations established in the loan agreement signed with Banco de Crédito del Perú.

(b) The long-term debt maturity schedule of the non-current portion of long-term debt is as follows:

Year ended June 30,	Amount
S/(000)

2005	19,704
2006	8,078
2007	2,394
2008	69,440
_________

99,616
_________

9. Shareholders' equity

(a) Capital stock -

As of June 30, 2003 the capital stock is made up as follows:

	Nominal value	Restatement for inflation effect	Total
	S/(000)	S/(000)	S/(000)

Capital stock	549,780	56,993	606,773
	________	_______	______

The Mandatory Annual Shareholders' meeting held on March 26, 2002 decided to increase the Company's capital stock from S/137,444,962 to S/549,779,848 (from S/185,727,000 to S/606,773,000, in constant values as of June 30, 2003) through the capitalization of a portion of retained earnings as of December 31, 2001, and by increasing the nominal value of the common shares - Series A and B from S/1 to S/4. From the capitalized amount of S/412,334,886 (approximately S/421,046,000 in constant values as of June 30, 2003), S/129,266,262 corresponds to common shares - Series A and S/283,068,624 to common shares - Series B.

The Shareholders' Meeting held on April 30, 2002 approved the re-designation of common shares - Series B as common shares - Series A, and then immediately approved the re-designation of common shares - Series A as common shares. Both decisions were effective May 3, 2002, at which date the Company's capital stock is comprised of 137,444,962 common shares with a nominal value of S/4 each.

(b) Investment shares -

As of March 31, 2003 the investment shares is made up as follows:

	Nominal value	Restatement for inflation effect	Total
	S/(000)	S/(000)	S/(000)

Investment shares	1,489	153	1,642
	_____	_____	___

The Annual Shareholders' meeting mentioned in paragraph (a) above, also decided to increase the investment shares account from S/372,320 to S/1,489,280 (From S/501,000 to S/1,642,000, in constant values as of June 30, 2003), by increasing the nominal value of investment shares from S/1 to S/4, concurrent with capitalization of a portion of retained earnings equal to S/1,116,960 (S/1,141,000 in constant values as of June 30, 2003). As a consequence, effective May 3, 2002, there are 372,320 investment shares with a nominal value of S/4 each.

(c) Additional paid-in capital -

The additional paid-in capital principally relates to the premium received on the issuance of Series B common shares (re-designated as common shares - Series A since April 2002). Additionally, it includes a gain that resulted from the sale of treasury ADR.

In the first quarter of 2002, Condesa sold to third parties an additional 314,500 ADR for approximately S/23,648,000, realizing a gain of S/19,552,000, which is presented as additional paid-in capital in the consolidated statements of changes in shareholders' equity.

(d) Legal reserve -

According to the Ley General de Sociedades (General Corporations Law), applicable to individual and unconsolidated financial statements, a minimum of 10% of distributable income in each year, after deducting income tax, shall be transferred to a legal reserve, until such reserve is equal to 20 percent of capital stock. This legal reserve may be used to offset losses or may be capitalized; however, if used to offset losses or if capitalized, the reserve must be replenished with future profits.

(e) Declared dividends -

The Annual Shareholders meeting held on March 26, 2002 approved a cash dividend of S/29,702,000 (equivalent to S/0.21 per share) from retained earnings as of December 31, 2001. The cash dividend includes dividends of S/2,265,000 paid to a subsidiary. The dividends were available to shareholders from April 2002.

The Annual Shareholders meeting held on March 31, 2003 approved a cash dividend of S/41,488,000 (equivalent to S/0.30 per share) from retained earnings as of December 31, 2002. The cash dividend includes dividends of S/3,192,000 paid to a subsidiary. These dividends were available to shareholders from April, 2003.

(f) Treasury shares -

This item is made up of 10,581,063 treasury shares held by the Company as of June 30, 2003. The shares cost amounts to S/15,196,000.

10. Legal proceedings

Damages claimed by a French citizen -

In February of 2002, the Company and Condesa, together with Newmont Mining, Newmont Second and certain individual persons, were defendants in an action initiated by a French citizen, with jurisdiction before the District Court of the state of Colorado in the United States. The plaintiff alleges that he was engaged as an advisor to Normandy respective to a lawsuit that concluded in October of 1998, and that such lawsuit separately motivated the execution of a Global Transaction Agreement in 2000 between the Company, BRGM, Mine Or, Normandy and their related entities (SEREM).

The Global Transaction Agreement provided for full and permanent revocation and annulment of any preferential rights on the shares of Cedimin S.A.C. in exchange for a one-time payment of US$80 million by the Company, of which the Company paid US$40 million.

The plaintiff asserts that he was injured because Normandy had promised to pay him a commission based fee if he was able to increase the amount of the Company's payment as ordered by the Court, which did not occur, and seeks damages of not less than US$25 million plus interest, in addition to unspecified punitive damages that could increase the amount by threefold. Additionally, the plaintiff alleges violations of the federal RICO statute and similar provisions of Colorado law, interference with contract rights, defamation and other damages.

The defendants have filed various motions to dismiss the action and believe the arguments presented for dismissal have solid legal ground; however, rather than responding to these motions for dismissal, the plaintiff has filed another demand. The Company and Condesa have presented motions to reject the new demand.

The District Court judge of the state of Colorado in the United States has established a hearing on September 11, 2003 to listen the motions presented by the defendants and the plaintiff. At this date is not possible to predict when the Court will rule on the motions, the possible outcome of such motions or a possible range of loss.

11. Transaction with affiliated companies

(a) The Company had the following transactions with its affiliated companies:

Yanacocha -

For the six-month period ended June 30, 2003 Compañía Minera Condesa S.A. received cash dividends from Yanacocha for approximately S/90,506,000.

S.M.R.L. Chaupiloma Dos de Cajamarca is the legal owner of the mineral rights on the mining concessions exploited by Yanacocha, and receives a 3 percent royalty on the net sales of Yanacocha. For the three-month and six-month periods ended June 30, 2003, royalties earned amounted to S/24,664,000 and S/48,701,000, respectively (S/16,034,000 and S/31,257,000 for the three-month and six-month periods ended June 30, 2002, respectively) and are presented as royalty income in the consolidated statements of income.

In March 2002, Buenaventura Ingenieros S.A. signed a technical service agreement with Yanacocha to perform a number of specialized activities and services. Pursuant to the agreement, the services performed will be related to the construction of mining projects and will include completion of analysis and studies, work plan design, and functions related to planning, monitoring and administrating the infrastructure projects required by Yanacocha in its operations. This contract will expire on December 31, 2003. The revenues related to this service contract amounted to approximately S/2,669,000 and S/5,396,000 for the three-month and six-month periods ended June 30, 2003, respectively (S/2,777,000 for the three-month period ended June 30, 2002).

In November 2000, Consorcio Energético de Huancavelica S.A. signed an agreement with Yanacocha for the construction of a
220 kW transmission line between Trujillo and Cajamarca, a 60 kW transmission line between Cajamarca and La Pajuela, and the Cajamarca Norte substation; this agreement also encompassed activities necessary to enlarge the Trujillo substation. Pursuant to this contract, the construction work should be finished in October of 2001. Concurrently, Yanacocha and the Company signed a 10-year agreement covering electric energy transmission and infrastructure operation beginning November 2001. In exchange for Buenaventura operating and managing the transmission project, Yanacocha will pay an annual fee of US$3.7 million. The revenues for these services for the three-month and six-month periods ended June 30, 2003 amounted to approximately S/3,353,000 and S/6,713,000, respectively (S/3,684,000 and S/6,969,000 for the three-month and six-month periods ended June 30, 2002, respectively).

(b) As a result of these and other minor transactions, the Company has the following accounts receivable and payable from affiliated companies:

	As of December 31, 2002	As of June 30, 2003
	S/(000)	S/(000)

Receivable
Minera Yanacocha S.R.L.	30,281	31,062
Other	179	89
	_________	_________
	30,460	31,151
	_________	_________

Payable
Compañía Minera Coimolache S.A.	22	22
	_________	_________

12. Derivative financial instruments

(a) Until December 31, 2002, the Company did not account for the fair value of the derivative instruments and only disclosed the amount in notes to the consolidated financial statements. Effective January 1, 2003, the Company has adopted IAS 39, "Financial Instruments - Recognition and Measurement", which requires that the derivative instruments be recognized as assets or liabilities in the consolidated balance sheet, and measured at their fair value. The initial effect on the adoption of this IAS must be recorded as a debit or credit to retained earnings. Subsequent changes in the fair value must be recognized in the results of the period, unless certain criteria specified in IAS 39 are met.

Management's intention is to hold derivative instruments to hedge the fluctuations in metal prices, mainly gold and silver, and not for trading purposes; however, the Company does not meet all the criteria stated in IAS 39 to accounted for the derivative instruments as a hedge. Accordingly, the Company has recorded their derivative instruments as follow:
    Recorded a charge of S/428,747,000 to retained earnings that includes a minority interest effect of S/3,258,000.
    Recognized a gain of S/60,003,000 due to the change in fair value occurred during the first semester of 2003 (loss of S/31,015,000 during the three-month period ended June 30, 2003), which is presented as other income in the consolidated statements of income.

In addition, S/367,691,000 is presented as a liability in the consolidated balance sheet in connection with the fair value of the open derivate instruments as of June 30, 2003, as detailed in paragraphs (c) and (d) below.

(b) For the three-month and six-month periods ended June 30, 2003, the Company recognized revenues amounting to S/3,488,000 and S/2,216,000, respectively (S/9,732,000 and S/25,230,000 and for three-month and six-month periods ended June 30, 2002) in connection with derivative operations settled in those periods.

(c) The tables below present details related to commodity derivative instruments outstanding as of June 30, 2003:

Compañía de Minas Buenaventura S.A.A. -

Metal	Quantity (ounces)		Collared price range	Period
	______________________
	Minimum	Maximum	(US$/Oz)

Gold	657,500 (i)	3,341,000	332.13 to 420	July 2003 - December 2011
Silver	4,600,000 (ii)	8,450,000	5.80 to 6.20	July 2003 - August 2006

    Includes:

- Guaranteed sales of 305,000 ounces at sales price of US$332.12 per ounce.

- Guaranteed sales of 127,500, 195,000 and 30,000 ounces at an average price of US$345.21 per ounce only and when gold prices are above US$279.50, US$265 and US$290 per ounce, respectively.

(ii) Includes:
      2,900,000 ounces with a guaranteed minimum sale price of US$5.80 per ounce (minimum price valid only and when silver price is above US$4.15 per ounce) and a maximum sale price of US$6.20 per ounce.
      950,000 ounces with a guaranteed sales price of US$6 per ounce, only and when the silver price is above US$4 per ounce.
      750,000 ounces with a guaranteed sales price of US$6.20 per ounce.

Sociedad Minera El Brocal S.A.A.

Metal	Quantity	Price	Period

Call options
Zinc	10,800 MT	US$900/MT	July 2003 - December 2003
Put options
Zinc	10,800 MT	US$775/MT	July 2003 - December 2003
Purchase of call options
Zinc (*)	5,400 MT	US$900/MT	July 2003 - December 2003
Forward contracts
Zinc (**)	5,400 MT	US$895/MT	July 2003 - December 2003
Zinc	5,400 MT	US$869/MT	July 2003 - December 2003
Zinc	2,070 MT	US$860/MT	July 2003 - December 2003
Zinc (***)	1,200 MT	US$900/MT	January 2004 - December 2004
Silver	300,000 Oz	US$5.10/Oz	July 2003 - December 2003
Silver (****)	300,000 Oz	US$4.80/Oz	January 2004 - December 2004
Silver	150,000 Oz	US$5.05/Oz	July 2003 - December 2003
Silver	90,000 Oz	US$4.80/Oz	July 2003 - December 2003

(*) These options have an exercise price of US$7.50/MT.

(**) This derivative instrument has a daily fade-out provision if zinc price is at or below US$750/MT.

(***) If the average zinc price in a specific month is at or below US$780/MT, the Company will obtain the average zinc price plus US$30/MT in that month. If the average zinc price in a specific month is at or above US$950/MT, the Company is committed to set an additional 500MT at a price of US$900/MT in that month.

(****) If the average silver price in a specific month is at or below US$4.20 per ounce, the Company will obtain the average silver price plus US$0.26 per ounce in that month. If the average silver price in a specific month is at or above US$4.80 per ounce, the Company is committed to set an additional 12,500 ounces at a price of US$4.80 per ounce in that month.

(d) In 2001, Sociedad Minera El Brocal S.A.A. ("El Brocal") signed two interest rate contracts which swapped floating for fixed on a nominal value of US$8,250,000; these contracts each possessed a 24-month maturity on June 30, 2003. The annual fixed interest rates offered under the swap agreements were 4.7 percent and 3.7 percent. These transactions have generated a loss of approximately S/281,000 during the six-month period ended June 30, 2003 due to the decrease of the LIBOR rate.

During 2002, El Brocal entered into an additional interest rate contract of US$5,500,000 that swapped LIBOR for a fixed annual rate of 3.05%; this swap agreement has a stated maturity of September 2006. This transaction has originated a loss of approximately S/222,000 during the six-month period ended June 30, 2003 due to the lower LIBOR rate compared to the contract's fixed rate.

(e) Buenaventura maintains a foreign currency forward contract for US$20,186,391 that expires on July 8, 2003 and has a specific exchange rate of S/3.4880 for each U.S. dollar, see Note 3(b). This transaction has generated a loss of approximately S/1,089,000 during the six-month period ended June 30, 2003 due to the decrease in the exchange rate.

13. Basic and diluted earnings per share

The computation of the basic and diluted earnings per share for the three-month and six-month periods ended June 30, 2002 and 2003 is presented below:

	For the three-month period ended June 30,		For the six-month period ended June 30,
	_________________________		_________________________
	2002	2003	2002	2003

Net income (numerator)	S/54,510,000	S/89,434,000	S/99,344,000	S/274,473,000
Weighted average number of shares outstanding (denominator)	127,236,219	127,236,219	127,236,219	127,236,219
Basic and diluted earnings per share	S/0.43	S/0.70	S/0.78	S/2.16

The number of shares to be used as the denominator in the calculation of basic and diluted earnings per share for the three-month and six-month periods ended June 30, 2002 and 2003 was determined as follows:

	2002	2003

Common shares	137,444,962	137,444,962
Investment shares	372,320	372,320
	___________	___________
	137,817,282	137,817,282

Less - treasury shares	10,581,063	10,581,063
	___________	___________

	127,236,219	127,236,219
	__________	__________

14. Statistical data

Statistical data of the Company related to the volume of inventories sold and average sale prices by product for the three-month and six-month periods ended June 30, 2002 and 2003 are as follows:

(a) Mineral volumes of inventories sold were:

	For the three-month period ended June 30,		For the six-month period ended June 30,
	_________________________		_________________________
	2002	2003	2002	2003

Gold	57,220 Oz	75,613 Oz	119,954 Oz	152,281 Oz
Silver	2,665,123 Oz	3,347,139 Oz	5,777,592 Oz	5,409,203 Oz
Lead	5,463 MT	7,534 MT	10,697 MT	12,099 MT
Zinc	11,504 MT	12,477 MT	22,904 MT	26,080 MT
Copper	-	87 MT	-	153 MT

(b) Average sale prices by product were:

	For the three-month period ended June 30,		For the six-month period ended June 30,
	_____________________		_____________________
	2002	2003	2002	2003
	US$	US$	US$	US$

Gold	306.93/Oz	348.96/Oz	297.05/Oz	348.70/Oz
Silver	4.67/Oz	4.63/Oz	4.64/Oz	4.64/Oz
Lead	465.46/MT	464.62/MT	468.13/MT	461.07/MT
Zinc	786.59/MT	774.23/MT	790.37/MT	778.97/MT
Copper	-	1,648.15/MT	-	1,641.81/MT

15. Explanation added for English language translation

The accompanying consolidated financial statements are presented on the basis of accounting principles generally accepted in Peru. Certain accounting practices applied by the Company that conform with generally accepted accounting principles in Peru may differ in certain respects to generally accepted accounting principles in other countries.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: July 31, 2003